SECRETARY’S CERTIFICATE

The undersigned, Amy Latkin, being the Secretary of MoA Funds Corporation (the “Corporation”), hereby certifies that the following is a true copy of resolutions adopted by the Board of Directors of the Corporation at a meeting held on February 26, 2026:

RESOLVED, that, having taken into consideration all relevant factors, including, but not limited to, the type and terms of the agreements providing for custody of the Corporation’s securities and similar investments, the value of the assets of the Corporation to which any covered person may have access, the nature of the securities in the Corporation’s portfolio, and the minimum bonding requirements of paragraph (d) of Rule 17g-1 under the Investment Company Act of 1940 (“1940 Act”), the Board hereby determines that the fidelity bond to be issued to this Corporation providing coverage of $2,500,000 be, and it hereby is, approved as to form, amount and type of coverage and premium.

FURTHER RESOLVED, that the President and Vice Presidents, and each of them, hereby is authorized and directed to obtain and renew such fidelity bond coverage and to execute any documents relating thereto.

FURTHER RESOLVED, that, having taken into consideration all relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint fidelity bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to such Fund is less than the premium it would have had to pay if it had provided and maintained a single fidelity bond, the portion of the premium to be paid by each Fund pursuant to Rule 17g-1(e) under the 1940 Act be, and it hereby is, approved.

FURTHER RESOLVED, that the Board hereby determines that the participation of the Funds in the joint fidelity bond allocation agreement substantially in the form of the agreement presented at this meeting, pursuant to which the parties agree that in the event recovery is received under the bond as a result of a loss sustained by a Fund and one or more other insureds, such Fund shall receive an equitable and proportionate share of the recovery at least equal to the amount which it would have received had it maintained a single fidelity bond, is in the best interests of the Funds.

FURTHER RESOLVED, that the Secretary or Assistant Secretary of each Fund be, and each hereby is, authorized to cause such bond and joint fidelity bond agreement or any amendment thereto to be filed with the SEC pursuant to Rule 17g-1(g) under the 1940 Act.

IN WITNESS WHEREOF, I have signed this Certificate and affixed the seal of the Corporation this 5th day of March, 2026.

/s/ Amy Latkin
Amy Latkin
Secretary

(seal)